HAND & HAND

a professional corporation

24 Calle de la Luna

San Clemente, CA 92673

(949) 489-2400

fax (949) 489-0034

March 4, 2011

H. Christopher Owings

Assistant Director

Department of Corporation Finance

450 Fifth Street

Washington, DC 20549

Re: China Advanced Technology, Registration Statement on Form S-1 file number 333-169212

Dear Mr. Owings:

As counsel to and on behalf of China Advanced Technology, we file Amendment No. 1 to the Registration Statement in response to the staff's numbered comments.

General

1.

Your disclosure indicates that you are a development stage company that is engaged in the Internet marketing business. We note that you have a limited operating history with no revenues from inception through April 30, 2010. We also note that several of your selling stockholder are or were stockholders, officers or directors of companies that do not appear to have implemented their stated business plan, that have engaged in reverse mergers, that have generated no or minimal revenues and/or have not timely filed reports with us.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainly ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout the registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply. Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize… offerings for attempts to create the appearance that te registrant… has a specific business plan, in an effort to avoid the application of Rule 419.” See Release No. 33-6932 (April 28, 1992).

The Company requests that the staff reconsider this comment. The Company has no control over the activities of its shareholders. Although the Company had not enjoyed revenues through April 30, 2010,  it has engaged in substantial operations and continues to implement its business plan. In contrast to other companies the staff may have encountered who have skirted or attempted to skirt the requirements of Rule 419, the Company has expended a significant amount of costs in its business plan ($71,792 through April 30, 2010). The Company's efforts began to bear fruit and in the six months ended October 31, 2010 the Company had revenues of $72,000.

2.

We note that you are registering the sale of substantially all of the issued and outstanding shares of your common stock held by Learned J. Hand. Given the amount of chares being offered, the nature of the offering and the fact that Mr. hand is your sole director and officer, the sale by Mr. Hand appears to be a primary offering by you. Because you are not eligible to  conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). As a result, you must fix the price of the shares being offered for the duration of the offering and name Mr. Hand and any other affiliated selling stockholders as underwriters. If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. For additional guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09 available on our website at www.soc.gov/divisions/corpfin/cfguidance.shtml

Learned Hand has removed himself as a selling shareholder.

3.

Please revise your registration statement to reflect the requirements and item numbers of the current version of form S-1. By way of example only, we note the following:

•

As required by form S-1, please revise the cover page of the registration statement to indicate whether you are a large accelerated filter, an accelerated filter, a non-accelerated filter, or a smaller reporting company.

•

Please note that Form S-1 does not provide a box to be checked in connection with Rule 434, which has been rescinded. See Securities Act Release No. 8591 (Aug. 3, 2005). Accordingly, please remove this sentence from the registration statement cover page.

•

Please update the Iten number and related order of those from numbers in Part II of your registration statement.

Complied.

Outside Front Cover page of Prospectus

4.

Please revise your disclosure in the second sentence of the second paragraph to clarify that your common stock is not currently listed  on NASDAQ or any other recognized stock exchange. See Note to Item 212 of Regulation S-K.

Complied.

5.

Please revise the formatting of the “subject to completion” legend to make such legend more prominent. See Item 501(b)(10) of Regulation S-K.

Complied.

6.

On your prospectus cover page or in your Prospectus Summary, please disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Complied in the Prospectus Summary

Prospectus Summary, page 2

China Advanced Technology, page 2

7.

Please clarify your disclosure to indicate whether you intend to sell one or multiple software products, one or multiple services or some combination of products and services. In revising your disclosure in response to this comment, when you describe current or future products and/or services, please provide the following information:

•

The status of development of each product and/or service.

•

The timeframe for which you anticipate offering each product and/or service.

•

The costs associated with developing each product and/or service.

•

Whether you will develop each product and/or service in-house or whether you will purchase these from others and, if the latter, the status of identifying potential suppliers.

8.

When you describe your business, please clearly differentiate between your current operations and your planned operations. In this regard, please avoid words and phrases that could suggest to investors that you are currently engaged in operations that you have yet to commence. By a way of example only. We note the following disclosure:

•

In the first sentence of the first paragraph, you state that you are engaged in providing marketing assistance to internet businesses.

•

In the second sentence of the first paragraph, you state that your activities include consulting on, and providing, web page design, search engine optimization, website marketing, and non-traditional marketing.

•

In the first sentence of the first paragraph under the heading “Marketing” on page 11, you state that you market by referral and also via interner advertisements.

We also note your disclosure that you have not generated any revenues to date. To the extent that you have not commenced these or other activities disclosed in your prospectus, please revise your disclosure consistent with this comment.

Since all of our activities have commenced, this comment is inapplicable.

9.

You state in the first sentence of the second paragraph and elsewhere in the prospectus that you began operations in May 2008. In the first sentence of the first paragraph on page 9 under “Business---Background,” you state that you were incorporated on February 16, 2010. please reconcile the different disclosures. If you were intending to disclose that your subsidiary, Life Wise, Inc., began operations in May 2008, then please clarify throughout the prospectus whether you are referring to China Advanced Technology, Live Wise, Inc. or China Advanced Technology and Live Wise, Inc., on a consolidated basis, when using the words “we,” “us” and “our.”

Complied. See "Business-Background" and "Prospectus Summary."

10.

Please explain what non-traditional marketing entails. We note your example of viral marketing as a type of non-traditional marketing. Please explain what you mean by viral marketing. Please make a similar disclosure under the heading as “Business.”

Complied.

11.

Please discuss how your “proprietary system” referenced in the first sentence of the second paragraph is different from the other systems of search engine optimization and non-traditional marketing. Please make a similar disclosure under the heading “Business.”

We have clarified the disclosure in both sections. "Proprietary" does not mean that the SEO has a different effect, merely that we have developed the system internally.

12.

Please describe in greater detail the demonstration projects you have produced, and how such demonstration projects are part of your plan of operations. Please make a similar disclosure under the heading “Business.”

These projects involved blogging, search engine optimization and search engine management for  8-A-Day vitamins. The Company does not have permission to release this information in its prospectus and no investor should rely on the information provided to the staff in this response letter in connection with making any investment in the common stock.

13.

In the second sentence of the third paragraph, you disclose that you offer “marketing and advertising solutions” that you believe “are especially suited to internet businesses.” Please describe these solutions in more detail and provide a basis for your belief that your solutions are especially suited to internet businesses. Please make a similar disclosure under the heading “Business.”

Complied.

14.

Please disclose whether the following statements or similar qualitative or comparative statements in your registration statement are based upon management’s belief, industry data, erports, articles, or any other source:

*

Your statement in the third sentence of the second paragraph that you expect to receive revenues from one or more projects by the end of calendar 2010.

*

Your statement in the first sentence of the third paragraph that advertisements are becoming more expensive as a result of consumers being deluged with advertisements.

If a statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of the  belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and provide copies of these documents to us that are appropriately dated, marked to highlight the sections relied upon and cross-referenced to your prospectus. In preparing you source materials for submission to us, please ensure that is will be apparent to us how the source materials support the corresponding statements in your document, including the submission of any necessary supporting schedules that set forth your analysis of the source material.

The Company has now received revenues. The prospectus does not state that there is a causal relationship between the lower effectiveness of traditional advertisement and the increase in costs. They are two factors which together have driven non-traditional marketing. The Company believes that it is well known that the number of advertisements presented daily to the consumer is growing. Traditional advertising media such as print, radio and television have all been increasing in price if for nothing more than inflationary pressures.

The Offering, page 2

15.  You disclose in the first paragraph that the selling stockholders are offering all of the shares owned by them. You also disclose in the selling stockholders table on page 13 that Learned J. Hand is offering only 2,500,000 of the 2,900,000 shares that he beneficially owns. Please reconcile the different disclosures.

Complied by removing Learned J. Hand as a selling stockholder.

16.  You state under “Risk Factors” that the securities offered by the prospectus will result in “immediate substantial dilution” to the purchasers. Please explain why there will be “immediate substantial dilution” if the securities being offered are currently owned by your stockholders. Please also provide the information required by item 506 of Regulation S-K if you believe there will be “immediate substantial dilution.” See Item 6 of Form S-1.

This statement has been removed.

Risk Factors, page 2

Penny stock rules could make it hard to resell your shares, page 4

17.  You state in the second sentence of the first paragraph that you intend to apply  for the OTC Bulletin Board. Please revise this disclosure to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You can not apply to be quoted. Please also make a similar revision to your disclosure in the first sentence of  the first paragraph on page 13 under “Plan of Distribution.”

Complied.

Additional Information, page 5

18. Please revise the phrase “during regular business hours” in the third sentence of the first paragraph to state that the public may inspect and copy documents at our public reference faculties on official business days during the hours of 10:00am and 3:00pm. See Item 101(h)(5)(iii) of Regulation S-K.

Complied.

19. Please revise the first sentence of the second paragraph to reflect that you are not currently required to file reports with us but that you will be obligated to do so if this registration statement is declared effective.

Complied.

Market Price of Common Stock, page 5

20.  We note your disclosure in the second sentence of the second paragraph that the last trading price as of July 31, 2010 was $4.00 per share. We also note your disclosure in the third sentence of the first paragraph that the last trade of your common stick was on July, 29, 2010 for 100 shares at $0.04 per share. Please reconcile the different disclosures regarding the amount of your last trading price.

Complied.

21. We note your disclosure that your common stock is quoted on the Pink Sheets under the symbol CADT and trades only sporadically. We also note that Pink OTC Markets has discontinued displaying quotes for your common stock on outmarkets.com. Please disclose that while you trade only sporadically on the pink sheets, Pink OTC Markets has labeled your common stock “Caveat Emptor (Buyer Beware)” and therefore will not display quotes for your company or tell us why it is not appropriate to do so.

Complied.

Plan of Operations, page 7

22.  Please revise the heading of this section to indicate, if true, that is comprises the Management’s Discussion and Analysis of Financial Condition and Results of Operations section requited by Item 303 of Regulation S-K. See Item 11(h) of For S-1.

Complied.

23.  Please discuss in greater detail the types of expenses that contributed to your losses of $50,804 and $20,988 for the fiscal years ended April 30, 2009 and April 30, 2010, respectively. Please also discuss the factors contributed to the decrease in loss from the fiscal years ended April 30, 2009 and April 30, 2010. See Item 303(a)(3) of Regulation S-K, Instruction 4 from Item 303 of Regulation S-K and SEC Release No. 33-6835.

Complied.

24.  Please explain in greater detail the types of costs that contribute to your expenses of $2,500 per month for “being public.”

Complied.

25. Please discuss in reasonable detail the purposes for which your estimated cash needs of $40,000 will be used.  Descriptions of your planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. For example, please indicate costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others in the event you have to scale back your operations if you do not generate revenue or are unable to obtain financing or capital to meet your estimated cash needs. Please also include in this discussion the anticipated timing for the various planned expenditures.

Complied.

26. You state in the second sentence of the second paragraph that you sold 1,300,000 shares for net proceeds of $13,000 in June 2010. You also state under “Recent Sales of Unregistered Securities” in Part II of the registration statement that you issued 1,300,000 shares in May 2010.  Please advise whether these two issuances of 1,300,000 shares are in the same or different issuance. If they are the same issuance, then please provide the correct date in both disclosures. We also note that you reference a May private placement under “Selling Stockholders” on page 12. If they are different, issuances, then please provide the information required by Item 701 of Regulation S-K under Part II, Item 15 of your registration statement for the June issuance of 1,300,000 shares.

They are the same placement. All sales were made in May but the offering period extended into the beginning of June.

27. Please revise your citation to reflect the appropriate FASB Accounting Standards Codification instead of referencing to SFAS No. 7. Please ensure you make confirming changes throughout the filing.

Evaluation of Disclosure Controls and Procedures, page 8

28.  Please discuss why your management concluded that your disclosure controls and procedures were not effective as of April 30, 2010.

We request that the staff reconsider this comment, as Form S-1 does not require a discussion of disclosure controls and procedures, nor internal controls and procedures. The issuer did not make any conclusion in the filing regarding disclosure controls and procedures.

29.  Please revise to clarify, if correct, that your management concluded that your disclosure controls and procedures are also not effective to ensure that information is required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Securities Exchange Act of 1934.

We request that the staff reconsider this comment, as Form S-1 does not require a discussion of disclosure controls and procedures, nor internal controls and procedures. The issuer did not make any conclusion in the filing regarding disclosure controls and procedures. The rule cited applies to issuers whose shares are registered under the Exchange Act and not to the issuer.

Business, page 9

Backround, page 9

30. Please revise this subsection to more clearly describe your corporate development and history since Network Financial Services had its underwritten offering in 1987. Please present your corporate development in chronological order and clearly explain each name change and merger or consolidation, with the corresponding year that such even occurred. Please also disclose the business that each entity was engaged in during its existence.

Complied.

Marketing, page 11

31.  Please clarify whether the joint venture campaign that you refer to in the first sentence of the second paragraph is the same plan as the revenue share contracts that you discuss in the fourth sentence of the first paragraph and/or the joint marketing agreements you refer to in the second bullet on page 7. If so, please revise your disclosure to consistently refer to these arrangements. If not, please revise to describe each of these arrangements in more detail.

Complied.

Employees and Design Services, page 11

32. You state in the first sentence that you have a sole officer and director. You also state in the selling stockholders table on page 13 that Learned J. Hand is your President, CFO and Director and Jehu hand is your Corporate Secretary. Please reconcile the two disclosures.

Complied by adding the qualifier "executive" officer as Jehu Hand has no involvement in day to day operations.

Management, page 11

33. We note that on May 8, 2002, the United States District Court for the Northern District of Texas - Amarillo division entered judgment against Learned J. Hand and Jehu Hand in Civil Action Case Number 2:00-CV-137-J. Please disclose such judgment or tell us why it is not appropriate to do so. See Item 401(f) of Regulation S-K.

The issuer believes that disclosure is not warranted under 401(f) for Jehu Hand because as Corporate Secretary, he is not an executive officer and no disclosure is required of non-executive officers. Jehu Hand acts only in a ministerial capacity.  Disclosure is not warranted for Learned Hand because the issuer believes that the finding of the Federal court in this case is not "material to an evaluation of the ability or integrity" of Learned Hand. There were several plaintiffs who claimed damages of about $2 million. The jury awarded approximately $800 (less than 10% of the investment)  to only one of the plaintiffs who sued Learned Hand. The judgment against Learned was based on the testimony of that one plaintiff that, while the two were riding ATVs  in the dry river bed, Learned was asked his opinion about the potential  investment in Las Vegas Airlines, and Learned replied more or less that he thought it would be a good investment. That was the only contact between Learned and the one prevailing plaintiff.

The issuer believes that this proceeding is not material for Jehu Hand as well, but since he is not an executive officer, the issuer will not elaborate any further.

Directors and Executive Officers, page 11

34.  In the first sentence on page 9 under the heading “Business-Background,” you state that you were incorporated on February 16, 2010; however, under this heading you indicate that Mr. Hand became your chief executive officer and director in February 2009. Please reconcile these disclosures.

Complied.

35.  You identify Learned Jeremiah Hand as your Chief Executive Officer. However, you state elsewhere in the registration statement, including in the selling stockholders table on page 13 and in the signature block for the registration statement, that Mr. Hand is your President and Chief Financial Officer. Please consistently refer to Mr. Hand’s title throughout your registration statement.

Complied.

36.  Please include the information required by Item 401(b) and 401(c)(1) of Regulation S-K. for Jehu Hand, your Corporate Secretary, or tell us why it is not appropriate to do so.

Jehu Hand is not an executive officer-he does not make policy. His duties involve keeping the minute book and similar ministerial tasks.

Executive Compensation, page 12

37. Please disclose, in the format required by Item 402(n) of Regulation S-K, whether Mr. Hand received any compensation for the fiscal years ended April 30, 2009 and April 30, 2010

Complied by providing the required table with the compensation for the year ended April 30, 2010 but not the prior year, in accordance with instruction 1 to Item 402(n).

Principal Shareholders, page 12

38.  You state in the beneficial ownership table that Learned J. Hand with beneficially own 9.0% of your common stock after the offering contemplated by the prospectus. You also state in the selling stockholders table on page 13 that Mr. Hand will beneficially own 8.0% of your common stock after such offering. Please reconcile the different disclosures.

Since Learned J. Hand will not be offering any of his shares, the percentage ownership will not change after the offering and the table has been revised.

39.  Please include the shares beneficially owned by Jehu Hand, your corporate Secretary, in the calculation of common stock beneficially owned by your executive officers and directors as a group, or explain to us why it is not appropriate to do so. See Item 403 of Regulation S-K.

See response to comment 36.

Selling Stockholders, page 12

40. Please delete the references in the first sentence of the first paragraph to the NASDAQ Small Cap Market if there is not a reasonable assurance that your common stock will be accepted for listing on such exchange. See Note to Item 202 of Regulation S-K.

Complied.

41. Since it appears that all of your selling stockholders currently own greater than 1% of your outstanding shares of common stick, please revise the last sentence of the first paragraph under this heading or tell us why it is not appropriate to do so.

Complied.

42.  Please clarify your disclosure to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify with the broker-dealers as underwriters if the shares were not issued as underwriting compensation. Please revise your disclosure accordingly.

Complied by adding a sentence to the end of the first paragraph of this section to clarify that no selling stockholder is an affiliate of a broker-dealer. Please note that Jackson, Kohle & Co., with which Jehu Hand was affiliated, filed a Form BDW in early 2010.

If a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that:

*

The selling stockholder purchased the securities to be resold in the ordinary course of business, and

*

At the time of the purchase, the selling stockholder has no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the selling stockholder is an underwriter. We may have additional comments upon review of your response.

Plan of Distribution, page 13

43. Please discuss our “penny stock” regulations under Section 15(g) of the Securities Exchange Act of 1934 and Rule 15g promulgated thereunder and how such regulations affect your common stock and broker-dealer transactions in your common stock.

Complied.

Certain Transactions, page 14

44. Please provide the information requested below with the respect to funds advanced from Mr. Hand to you. See Item 404(a)(5) of Regulation S-K and Instruction 2 to Item 404(d) of Regulation S-K.

*

Please disclose the largest amount of principal outstanding during the past two fiscal years.

*

Please disclose the amount of principal outstanding as of the last practicable date.

*

Please disclose the amount of principal paid to Mr. Hand for each of the fiscal years ended April 30, 2010.

*

Please also disclose the amount of interest paid to Mr. Hand for each of the fiscal years ended with April 30, 2009 and April 30, 2010.

 Complied.

45. You state in the second sentence that on April 30, 2009 all outstanding payables were converted into a demand promissory note in the amount of $37,906. You also state in Notes 5 and 6 to the Financial Statements that the promissory note is in the amount of $57,906. Please reconcile the different disclosures.

Complied.

Interest of Named Experts and Counsel, page 15

46. Please disclose that Jehu Hand is your Corporate Secretary. See Item 509 of Regulation S-K.

Complied.

Indemnification, page 16

47. You include several references to the Delaware General Business Act. However, you are incorporated by the State of Nevada. Please reference the applicable statute promulgated by the State of Nevada instead of the Delaware General Business Act.

Complied.

Audited Consolidated Financial Statements, page 17

48. Please update your financial statements in the next amendment to Form S-1. See Article 8-08 of Regulation S-X.

Complied.

Report of Independent Registered Public Accounting Firm, page F-1

49. Please have your auditors revise the opinion to cover the financial statements’ period from May 1, 2008 (inception) to April 30, 2010

Complied. The current opinion covers the 2-year period from May 1, 2008 to April 30, 2010. In the report we stated that the opinion was for the years ended April 30, 2009 and April 30, 2010, which is equivalent to periods from May 1, 2008 to April 30, 2009 and May 1, 2009 to April 30, 2010. The inception date of May 1, 2008 happens to be on the same date as the first day of the Company’s fiscal year. For consistency purpose, the auditors have revised their opinion.

Consolidated Statements of Operations, page F-3

50. We note you issued 651,000 shares to effect the reverse acquisition in February 2010. Please explain to us how you calculated the weighted average shares outstanding for the fiscal years ended April 30, 2010, and 2009, or revise.

Complied. The reverse merger took place in February  2010 so the shares were retroactively added back to equity. Since the Company started its operations on May 1, 2008, the weighted shares average was calculated as if they were issued back then. Therefore the entire 651,000 shares are included from May 1, 2008. Please see the revised financials.

Consolidated Statements of Stockholders’ Deficit, page F-5

51.  We read your discussion on page 9 where you state, “[T]he Company issued 600.000 shares to the three shareholders of Live Wise, Inc. in exchange for 100% of the Live Wise common stock. The transaction was accounted for as a reverse acquisition in which Live Wise, Inc. is deemed to be the accounting acquiror, and the prior operations of the Company are disregarded for accounting purposes.” You also state in footnote one on page F-6, “[T]he Registrant acquired all of the outstanding membership interest of Live Wise, in exchange for 600,000 shares of the Registrant’s Common Stock whereby the Company issued an aggregate of of 51,158 shares of common stock in exchange for all of the issued and outstanding shares of Live Wise, Inc.” Please explain to us why there appears to be two share issuances to effect the reverse acquisition. In this regard, explain to us the capital structure of Live Wise, Inc. including the nature of the membership interests prior to the reverse acquisition.

Complied by clarifying note 1 to the effect that it was Live Wise common stock exchanged.

52. Tell us and disclose the amount of Live Wise shares and/or membership interests outstanding prior in the reverse acquisition. Further, disclose the exchange ratio used to effect the reverse acquisition. Lastly, explain to us why there is no beginning balance of shares outstanding as of May 1, 2008.

There were 600 shares outstanding so the exchange ratio was 1,000 China Advanced share for each Live Wise share. Since Live Wise was incorporated in May 1, 2008, at the time Live Wise was incorporated on that day the director had not yet issued any shares and could not issue any shares until that time he was   informed that the corporation had been formed.

Outside Back Cover Page of Prospectus

53. Please insert the date applicable to you in the first sentence disclosing the dealer prospectus delivery obligation. See Section 4(3) of the Securities Act of 1933 and Item 502(b) of Regulation S-K.

We will comply in the final prospectus when we know the effective date, on which this delivery date is based.

Recent Sales of Unregistered Securities

54.  You disclose the issuance of 4,400,000 shares under this item. Please also disclose the information required by Item 701 of Regulation S-K with respect to the remaining 51,158 shares of your total outstanding common stock.

These shares were issued more than 3 years ago and therefore no disclosure is required. We have added disclosure relating to the holding company reorganization.

Exhibits and Financial Schedules

55. Please file the form of the subscription agreement for each of the private placements through which the selling stockholders acquired their shares.

Complied.

Exhibit 5

56.  The qualification of “if sold as described in the Registration Statement” contained in the first sentence of the fourth paragraph of the opinion of the counsel is inappropriate. Please delete such qualification.

Complied.

57.  The opinion of counsel should be revised to reflect that your registration statement relates to resales of your common stock by existing stockholders. In this regard, please revise the opinion of counsel in the fourth paragraph to state, if correct, that the Shares are legally issued, fully paid and nonassessable.

Complied.

58.  The opinion of counsel should be based on the laws of the State of Nevada, your state of incorporation, and not on the laws of the State of Delaware.

Complied.

Exhibit 23

59. Please revise the consent of Sam Kan & Company to reflect that they also consent to the reference to their firm under the caption “Experts.”

Complied.

Very truly yours,

Jehu Hand